================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)

                                FRONTSTEP, INC.
                          (f/k/a Symix Systems, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                               without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  35921W 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Morgan Stanley

                               Peter R. Vogelsang
                                 Morgan Stanley
                          1221 Avenue of the Americas
                         New York, New York 10020-0001
                             Tel. No. 212-761-4000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 29, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                             --------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following: [ ]

                         (Continued on following pages)
                               Page 1 of 21 Pages


================================================================================

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 2 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                           -0-
                                   ---------------------------------------------
      NUMBER OF SHARES              8      SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                  3,026,886
            WITH                   ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           -0-
                                   ------- -------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           3,026,886
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,026,886 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.6%+  - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 3 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                           -0-
                                   ---------------------------------------------
                                    8      SHARED VOTING POWER

    NUMBER OF SHARES                       2,611,676
  BENEFICIALLY OWNED BY            ---------------------------------------------
  EACH REPORTING PERSON             9      SOLE DISPOSITIVE POWER
          WITH
                                           -0-
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           2,611,676
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,611,676 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.7%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 4 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW Venture Partners IV, L.L.C.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                           -0-
                                   ---------------------------------------------
    NUMBER OF SHARES                8      SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                    2,611,676
          WITH                     ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           -0-
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           2,611,676
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,611,676 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.7%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 5 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Partners IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------- ---------- -----------------------------
                                    7      SOLE VOTING POWER

                                           -0-
      NUMBER OF SHARES             ---------------------------------------------
    BENEFICIALLY OWNED BY           8      SHARED VOTING POWER
    EACH REPORTING PERSON
            WITH                           2,261,135
                                   ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           -0-
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           2,261,135
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,261,135 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.0%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto. beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 6 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                           -0-
                                   ---------------------------------------------
    NUMBER OF SHARES                8      SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                    262,327
          WITH                             -------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           -0-
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           262,327
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             262,327 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.4%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 7 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]-
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)              [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                            -0-
                                   ---------------------------------------------
                                    8      SHARED VOTING POWER
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY                     88,214
 EACH REPORTING PERSON             ---------------------------------------------
         WITH                       9      SOLE DISPOSITIVE POWER

                                            -0-
                                   ---------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            88,214
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             88,214 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.2%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 8 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

  ------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DE
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                           -0-

    NUMBER OF SHARES               ---------------------------------------------
  BENEFICIALLY OWNED BY             8      SHARED VOTING POWER
  EACH REPORTING PERSON
          WITH                             394,445
                                   ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           -0-
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           394,445
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             394,445 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.0%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 9 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Originators Investment Plan, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

                                           -0-
                                   ---------------------------------------------
    NUMBER OF SHARES                8      SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                    20,765
          WITH                     ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           -0-
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           20,765
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,765 - See Item 4 and Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1%+ - See Item 4 and Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D


----------------------                                     ---------------------
CUSIP No. 35921 W 10 1                                     Page 10 of 21 Pages
----------------------                                     ---------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MSDW OIP Investors, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DE
--------------------------------------- ---------- -----------------------------
                                    7      SOLE VOTING POWER

                                           -0-
                                   ---------------------------------------------
    NUMBER OF SHARES                8      SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON                    20,765
          WITH                     ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
-
                                           -0-
                                   ---------------------------------------------
                                   10      SHARED DISPOSITIVE POWER

                                           20,765
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,765 - See Item 4 and Item 5
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [X]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 1%+ - See Item 4 and Item 5
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

     This Amendment No. 4 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the "Original Schedule 13D") and subsequently amended by the Amendment No. 1 filed on March 11, 2002 (the "Amendment No. 1"), Amendment No. 2 filed on July 10, 2002 (the "Amendment No. 2") and Amendment No. 3 filed on August 13, 2002 (the "Amendment No. 3", and the Original Schedule 13D as amended by the Amendment No. 1, the Amendment No. 2 and the Amendment No. 3, the "Schedule 13D"). Capitalized terms used without definitions in this Amendment No. 4 shall have the respective meanings ascribed to them in the
Schedule 13D. References to "herein" and "hereof" are references to the
Schedule 13D, as amended by this Amendment No. 4.

     Item 1. Security and Issuer.

     The first paragraph under Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced as follows:

          This statement relates to the shares of common stock, without par value (the "Common Stock") of Frontstep, Inc., formerly known as Symix Systems, Inc., an Ohio corporation (the "Company"). Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), this statement also relates to shares of Common Stock issuable upon (i) exercise of certain warrants issued by the Company on May 10, 2000 (the "2000 Warrants"); (ii) exercise of certain warrants issued by the Company on March 7, 2002 (the "2002 Warrants", and, together with the 2000 Warrants, the "Warrants"); (iii) conversion of shares of Series A Convertible Preferred Stock, without par value (the "Preferred Stock");
     (iv) conversion of the Initial Notes (as defined below); (v) conversion of the First Tranche Convertible Notes (as defined below); and (vi) conversion of the Second Tranche Convertible Notes (as defined below) owned by the Reporting Persons.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following new paragraph at the end of such Item:

          In connection with the Funds' purchase of the Second Tranche Convertible Notes (as defined below) with a face value of $423,612 on August 29, 2002 as described in Item 4, the general and the limited partners of the Funds contributed, in the aggregate, $423,612.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the new paragraph below immediately after the last paragraph under the caption "2002 Transaction":

          On August 22, 2002, the Company provided the 2002 Investors with a notice, whereby the Company would issue to the 2002 Investors Convertible Notes in aggregate principal amount of $1,000,000 (the "Second Tranche Convertible Notes") pursuant to the SPA Amendment. On August 29, 2002, the Company issued and sold the Second Tranche Convertible Notes to the 2002 Investors for an aggregate of $1,000,000. Of that amount, the Funds purchased $423,612 aggregate principle amount of the Second Tranche Convertible Notes for a total of $423,612.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by:

     (a) deleting the second and the third paragraphs under Item 5 and replacing them as follows:

          If all of the outstanding Preferred Stock were converted into Common Stock as of August 29, 2002, the Funds, Equity Funding and OIP would own 1,601,064 shares of Common Stock, which would represent approximately 16.3% of the Common Stock (or approximately 14.3% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on August 29, 2002).

          The Funds, Equity Funding and OIP have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 400,266 shares of Preferred Stock convertible into 1,601,064 shares of Common Stock, 574,379 Warrants exercisable for 574,379 shares of Common Stock, $635,418 principal amount of Initial Notes convertible into 255,433 shares of Common Stock, $1,059,030 principal amount of First Tranche Convertible Notes convertible into 425,722 shares of Common Stock and $423,612 principal amount of Second Tranche Convertible Notes convertible into 170,288 shares of Common Stock. If all of the outstanding Warrants were exercised and all of the Preferred Stock, Initial Notes, First Tranche Convertible Notes and Second Tranche Convertible Notes were converted into Common Stock as of August 29, 2002, the Funds, Equity Funding and OIP would have held an aggregate of 3,026,886 shares of Common Stock, which would have represented approximately 21.6% of the Common Stock (or approximately 19.7% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on August 29, 2002).

     (b) deleting the fifth and the sixth paragraphs under Item 5 and replacing them as follows:

          Each of Morgan Stanley, MSVP Inc. and MSVP LLC may be deemed to have shared voting and dispositive power with respect to the Common Stock underlying the Preferred Stock, the Warrants, the Initial Notes, the First Tranche Convertible Notes and the Second Tranche Convertible Notes beneficially held by the Funds.

          Morgan Stanley may be deemed to have shared voting and dispositive power with respect to the Common Stock underlying the Preferred Stock, the Warrants, the Initial Notes, the First Tranche Convertible and the Second Tranche Convertible Notes Notes beneficially owned by the Funds, MSVP Inc., MSVP LLC, Equity Funding, OIP and MSDW OIP.

     Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby replaced in its entirety by the following:

Exhibit 1: Joint Filing Agreement among the Reporting Persons

Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation
           previously filed as Exhibit 3 to Original Schedule 13D on May 19,
           2000)

Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original
           Schedule 13D on May 19, 2000)

Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit 5 to
           Original Schedule 13D on May 19, 2000)

Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as
           Exhibit 5 to Amendment No. 1 on March 11, 2002)

Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit 6 to
           Amendment No. 1 on March 11, 2002)

Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on
           July 10, 2002)

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002

                                           MORGAN STANLEY


                                           By: /s/ Dennine Bullard
                                               ---------------------------------
                                               Name:  Dennine Bullard
                                               Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002

                                           MSDW VENTURE PARTNERS IV, INC.


                                           By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002

                                            MSDW VENTURE PARTNERS IV, L.L.C.


                                           By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002

                                           MORGAN STANLEY DEAN WITTER VENTURE P
                                             ARTNERS IV, L.P.

                                           By   MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                           By   MSDW Venture Partners IV, Inc.


                                           By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002

                                           MORGAN STANLEY DEAN WITTER VENTURE
                                             INVESTORS IV, L.P.

                                           By   MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                           By   MSDW Venture Partners IV, Inc.
                                                its Member


                                           By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002

                                           MORGAN STANLEY DEAN WITTER VENTURE
                                             OFFSHORE INVESTORS IV, L.P.

                                           By   MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                           By   MSDW Venture Partners IV, Inc.
                                                its Member


                                           By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002

                                           MORGAN STANLEY DEAN WITTER EQUITY
                                             FUNDING, INC.

                                           By:  /s/ James T. Keane
                                                --------------------------------
                                                Name:  James T. Keane
                                                Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002


                                           ORIGINATORS INVESTMENT PLAN, L.P.

                                           By   MSDW OIP Investors, Inc.,
                                                its General Partner


                                           By: /s/ James T. Keane
                                               ---------------------------------
                                               Name:  James T. Keane
                                               Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2002

                                           MSDW OIP INVESTORS, INC.


                                           By: /s/ James T. Keane
                                               ---------------------------------
                                               Name:  James T. Keane
                                               Title: Vice President

                                                                      SCHEDULE A


     Schedule A of the Schedule 13D is hereby amended by deleting the list of executive officers and directors for Morgan Stanley (previously named "Morgan Stanley Dean Witter & Co." in the Amendment No. 1) and replacing such list with the following:


                        EXECUTIVE OFFICERS AND DIRECTORS
                               OF MORGAN STANLEY

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley and each individual is a United States citizen.

     Name                              Title
     ----                              -----
     Philip J. Purcell                 Chairman of the Board, Chief Executive Officer and Director

     Robert G. Scott                   President, Chief Operating Officer and Director

     Robert P. Bauman                  Director

     Edward A. Brennan                 Director

     John E. Jacob                     Director

     C. Robert Kidder                  Director

     Charles F. Knight                 Director

     John W. Madigan                   Director

     Miles L. Marsh                    Director

     Michael A. Miles                  Director

     Laura D'Andrea Tyson              Director

     Stephen S. Crawford               Executive Vice President and Chief Financial Officer

     Roger C. Hochschild               Executive Vice President and Chief Strategic and Administrative Officer

     Donald G. Kempf, Jr.              Executive Vice President, Chief Legal Officer and Secretary

     Tarek F. Abdel-Meguid             Head of Worldwide Investment Banking Division

     Zoe Cruz                          Head of Worldwide Fixed Income Division

     John P. Havens                    Head of Worldwide Institutional Equity Division

     Mitchell M. Merin                 President and COO, Investment Management

     David W. Nelms                    President and COO, Discover Financial Services

     Stephan F. Newhouse               Co-President and COO, Institutional Securities Group

     Vikram S. Pandit                  Co-President and COO, Institutional Securities Group

     Joseph R. Perella                 Chairman of Institutional Securities Group

     John H. Schaefer                  President and COO, Individual Investor Group

                               INDEX TO EXHIBITS


Exhibit 1: Joint Filing Agreement among the Reporting Persons

Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation
           (previously filed as Exhibit 3 to Original Schedule 13D on May 19,
           2000)

Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original
           Schedule 13D on May 19, 2000)

Exhibit 4: 2000 Securities Purchase Agreement (previously filed as Exhibit 5 to
           Original Schedule 13D on May 19, 2000)

Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as
           Exhibit 5 to Amendment No. 1 on March 11, 2002)

Exhibit 6: 2002 Securities Purchase Agreement (previously filed as Exhibit 6 to
           Amendment No. 1 on March 11, 2002)

Exhibit 7: SPA Amendment (previously filed as Exhibit 7 to Amendment No. 2 on
           July 10, 2002)







                                      E-1